CM

12010062

SEC
Mail Processing
Section

FEB 27 2012

Washington, DC
123

UNI...
SECURITIES AND EXCHANGE CO...SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
[redacted]
PART III

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SEC FILE NUMBER
8- 52257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mount Kisco (City) New York (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – *if individual, state last, first, middle name*)

895 West Man Street (Address), West Dundee (City) IL (State) 60118-2050 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
3/13

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA S. BERNARD
Notary Public - State of New York
No. 01BE6150302
Qualified in Westchester County
My Commission Expires July 24, 2014

[Signature]
Signature

Principal
Title

[Signature: Paula S. Bernard]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2011 AND 2010

CONTENTS

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2011 and 2010, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2011 and 2010, and the statements of income, members' equity, and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 27, 2012

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

		2011		2010
CURRENT ASSETS:				
Cash	$	84,035	$	312,134
Accounts receivable		1,852		1,505
Prepaid expenses		6,882		6,639
Total current assets		**92,769**		**320,278**
Total assets	**$**	**92,769**	**$**	**320,278**
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	13,291	$	260,650
Total current liabilities		**13,291**		**260,650**
MEMBERS' EQUITY		**79,478**		**59,628**
	$	**92,769**	**$**	**320,278**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES:		
Transaction fees	$ 1,601,250	$ 1,046,642
Retainer fees	115,000	20,000
Total revenues	**1,716,250**	**1,066,642**
EXPENSES:		
Consulting	834,500	435,463
Travel and entertainment	18,888	26,382
Professional fees	13,733	7,753
Regulatory fees	11,426	9,926
Filing fees and taxes	10,881	7,850
Office supplies and miscellaneous	5,479	2,092
Internet and website	2,620	1,920
Association dues and subscriptions	500	495
Insurance	368	368
Printing	315	-
Registered representative	-	83,700
Total expenses	**898,710**	**575,949**
Net income	**$ 817,540**	**$ 490,693**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
BALANCE, BEGINNING OF YEAR	$ 59,628	$ 73,928
Add: Net income	817,540	490,693
	877,168	**564,621**
Less: Member distributions	(797,690)	(504,993)
BALANCE, END OF YEAR	**$ 79,478**	**$ 59,628**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 817,540	$ 490,693
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(347)	(1,505)
(Increase) decrease in prepaid expenses	(243)	157
Increase (decrease) in accounts payable and accrued expenses	(247,359)	257,275
Total adjustments	(247,949)	255,927
Net cash provided by operating activities	**569,591**	**746,620**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(797,690)	(504,993)
Net cash (used) in financing activities	**(797,690)**	**(504,993)**
NET INCREASE (DECREASE) IN CASH	**(228,099)**	**241,627**
Cash at beginning of year	**312,134**	**70,507**
CASH AT END OF YEAR	**$ 84,035**	**$ 312,134**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES(continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements. Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken uncertain tax positions that would more likely than not be sustained upon examination. The Company has analyzed its tax positions taken and has concluded that at both December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $70,744 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtness, whichever is greater). There was no material difference between the Company's net capital at December 31, 2011 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2011.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. and 50% owned by an individual. The owners receive a consulting fee from the Company from time to time for special services rendered. For the years ended December 31, 2011 and 2010, $824,200 and $435,463 in consulting fees were paid to Glaucon Capital, L.L.C., respectively. Also, for the years ended December 31, 2011 and 2010, $10,300 and $0 in consulting fees were paid to an individual owner, respectively.

4. MAJOR CLIENTS/SUPPLIERS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2011, revenues generated from its top two clients represented 95% (64% and 31%) and for 2010 revenues generated from its top four clients represented 97% (49%, 26%, 12% and 10%) of the Company's total revenue. During the year ended December 31, 2010, the Company incurred approximately 14% of its total expenses with one individual. This individual was an independent contractor to the Company and was a Financial Industry Regulatory Authority Inc. (FINRA) registered representative of the Company at the time of the payments.

5. SUBSEQUENT EVENTS

The financial statements were available to be issued on January 27, 2012, with subsequent events being evaluated through this date.

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2011 and have issued our report thereon dated January 27, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 27, 2012

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

SUPPLEMENTARY INFORMATION

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Members' equity	$ 79,478
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	79,478
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	6,882
Accounts receivable	1,852
Total non-allowable assets	8,734
Net capital total before haircuts	70,744
Haircuts on securities	-
Net capital	$ 70,744
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 13,291
Total aggregate indebtedness	$ 13,291
Computation of basic capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtness)	$ 886
Minimum dollar amount	$ 5,000
Amount required	$ 5,000
Excess net capital	$ 65,744
Aggregate indebtedness to net capital	18.79%

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

The Members
Glaucon Capital Partners, L.L.C.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be *material weaknesses*, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
January 27, 2012